Exhibit (a)(6)

NOTICE TO PARTICIPANTS IN THE
TECHTEAM GLOBAL RETIREMENT SAVINGS PLAN

November 12, 2010

Dear Participant,

        As you may know, Platinum Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales ("Stefanini"), is making an offer to purchase for cash all outstanding shares of common stock, par value $0.01 per share ("Shares"), of TechTeam Global, Inc., a Delaware corporation ("TechTeam"), at a price of $8.35 per Share (the "Offer Price"), net to seller in cash, without interest and subject to applicable tax withholdings, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase, dated November 12, 2010 (the "Offer to Purchase"), a copy of which is enclosed herewith. Also enclosed is TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9 filed by TechTeam with the SEC on November 12, 2010 (the "14D-9 Statement"), which sets forth, among other things, the recommendation by TechTeam's board of directors that the TechTeam stockholders tender their Shares in the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, among Purchaser, Stefanini and TechTeam (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser. It further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into TechTeam (the "Merger") and TechTeam will continue as the surviving corporation under the laws of the State of Delaware (the "Surviving Corporation"), and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Stefanini, Merger Sub, TechTeam or any wholly-owned subsidiary of Stefanini or TechTeam, or held in TechTeam's treasury, or Shares owned by any stockholder of TechTeam who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law ("DGCL")) will be converted into the right to receive the Offer Price.

Your Prompt Response is Requested

        The Offer is being made for all outstanding Shares, including those Shares held by the TechTeam Global Retirement Savings Plan (the "Plan"). As a participant in the Plan, if a portion of your account is invested in the TechTeam Global Stock Fund (the "Company Stock Fund"), your account holds units in a fund that is composed primarily of Shares, along with some cash or short-term cash equivalents. You are encouraged promptly to provide directions to Ellen Philip Associates, acting as the tabulation agent (the "Tabulation Agent"), if you intend to tender all or some of the Shares allocated to your Plan account. The Tabulation Agent will remit any tender instructions to the Principal Trust Company, the trustee of the Plan (the "Trustee"). By timely and properly instructing Tabulation Agent to cause Trustee to "tender" the Shares allocated to your separate Plan account, you are instructing Trustee to surrender those Shares for the Offer Price in connection with the Offer.

        If you would like to tender Shares allocated to your account under the Plan in the Offer, you must provide your instructions to the Tabulation Agent by promptly and properly completing and returning the enclosed Tender Offer Instruction Form (the "Instruction Form") to the Tabulation Agent. You may also submit your tender instructions to the Tabulation Agent by toll-free telephone call, by Internet or by mailing your completed, signed and dated Instruction Form in the enclosed postage-prepaid envelope or by mailing it to 134 West 26th Street, New York, NY 10001. If you do not send timely tender instructions to the Tabulation Agent or your instructions are illegible, incomplete, or otherwise not in proper form, the Tabulation Agent will treat this as an instruction NOT to tender.

        In order for Tabulation Agent to direct Trustee in accordance with your instructions, your instructions to the Tabulation Agent must be received by the Tabulation Agent, in proper form, no later than 5:59 p.m., New York City time, December 8, 2010 (the "Plan Deadline"). In the event Purchaser extends the expiration date for the Offer 12:00 midnight (one minute after 11:59 P.M.), New York City time, at the end of December 10, 2010), the Plan Deadline will automatically be extended to 5:59 p.m., New York City time, on the date that is two business days prior to the new expiration date. Any extensions of the expiration date for the Offer will be publicly announced.

Important Note About the Company Stock Fund

        Please note, in order for Trustee to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Company Stock Fund or request new loans or distributions from the Company Stock Fund. As a result, in general, you may not purchase, sell or otherwise acquire any Shares during this "blackout period". The blackout period is expected to start as soon as the Shares cease to be tradeable following the expiration date for the Offer (currently 12:00 midnight (one minute after 11:59 P.M.), New York City time, on December 10, 2010). The blackout period could end as soon as Trustee receives proceeds from the tender of Shares (which is expected to occur promptly following the expiration date of the Offer). However, it may be necessary to extend the blackout period until completion of the Merger. The blackout period may be terminated or delayed in the event of an extension of the Offer.

        Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

        During the blackout period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Company Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in the Company Stock Fund in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. This risk is present with respect to your current investments in the Company Stock Fund, as there can be no assurance that the Offer and the Merger will be successfully completed. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

        You can determine whether the blackout period has started or ended by contacting MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885. Monday through Friday from 8:00 a.m. to 9:00 p.m. New York City time (ET).

Enclosed For Your Review

        Enclosed for your review are the following materials about the Offer:

  1.
  the Offer to Purchase, dated November 12, 2010, which contains important details about the Offer;

  2.
  TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9, dated November 12, 2010;

  3.
  a Tender Offer Instruction Form; and

  4.
  a postage-paid reply envelope.

        The enclosed information relates only to Shares allocated to your Plan account. If you own other Shares outside of the Plan, you should receive separate mailings relating to those Shares.

        Please provide your Instruction Form to the Tabulation Agent. Submit your written instructions by promptly completing, signing and dating the enclosed Instruction Form and mailing it to Tabulation

Agent in the enclosed postage paid reply envelope or to the physical delivery address on Page 1. If your Instruction Form directs Trustee to tender some or all of the Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new direction which will have the effect of revoking your prior instruction. Only your last instruction received by Tabulation Agent prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Tabulation Agent on or before the Plan Deadline, which is 5:59 p.m., New York City time on December 8, 2010.

        Please note, if your tender instructions are not proper and timely received on or before the Plan Deadline, Trustee will NOT tender your Shares, unless required by law to do otherwise. If the Offer and the Merger are successfully completed, any Shares allocated to your Plan account that are not tendered in the Offer will be converted at the effective time of the Merger into the right to receive the Offer Price in cash, without interest, unless you properly exercise appraisal rights under the DGCL. Please refer to the 14D-9 Statement (enclosed herewith) and review the section therein entitled "Item 8. Additional Information—Appraisal Rights" for detailed information regarding the exercise of appraisal rights under the DGCL.

Your Decision is Confidential

        All instructions received by the Tabulation Agent from individual participants will be held in confidence and will not be divulged to any person, including the TechTeam, Parent, Purchaser or any of their respective directors, officers, employees or affiliates, except that the Tabulation Agent will instruct Trustee regarding the tender instructions received from individual participants.

For Additional Information

        If you have any questions about the Offer, please contact MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 for assistance. Additionally, all tender offer materials that have been filed with the SEC are available online at www.sec.gov. You may also call the above number to request a new Instruction Form or for assistance in filling out the form.

Sincerely,

TechTeam Global, Inc.

TENDER OFFER INSTRUCTION FORM
TECHTEAM GLOBAL RETIREMENT SAVINGS PLAN
BEFORE PROVIDING INSTRUCTIONS, PLEASE READ
THE ACCOMPANYING INFORMATION CAREFULLY.

CONTROL NUMBER:
Make sure to retain a copy of your control number in case you need it at a future time to make a change or revocation.

        In response to the offer by Platinum Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales ("Stefanini"), to purchase for cash all outstanding shares of common stock, par value $0.01 per share ("Shares"), of TechTeam Global, Inc., a Delware corporation ("TechTeam"), at a price of $8.35 per Share (the "Offer Price"), net to seller in cash, without interest and subject to applicable tax withholdings, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated November 12, 2010 (the "Offer to Purchase") which, together with any amendments or supplements thereto, collectively constitute the "Offer"), I hereby instruct Principal Trust Company ("Trustee"), to tender or not to tender the Shares allocated to my account under the TechTeam Global Retirement Savings Plan (the "Plan") in response to the Offer as follows:

(PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below your instruction may be disregarded.

☐	YES. I DIRECT TRUSTEE TO TENDER ALL OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT.
☐	YES. I DIRECT TRUSTEE TO TENDER A PORTION % (1%—99%, WHOLE PERCENTAGE ONLY) OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT. If you fail to insert a (whole) percentage, your instruction will be treated as an instruction NOT to tender any of your Shares.
☐	NO. I DIRECT TRUSTEE NOT TO TENDER ANY OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT.

You may submit your tender instruction to Ellen Philip Associates, as Independent Plan Tabulator, by toll-free telephone call, by Internet or by mail. On the Internet facility you may choose to receive an instant confirmation. Have your control number handy when you call the toll-free number or access the Internet to provide your instruction.

On the Internet go to https://www.tabulationsplus.com/team. On a touch-tone phone call 1-866-242-2789.

Tender instructions that are not timely received, and, if submitted by mail, those received incomplete, illegible, or otherwise not in good order will be treated as an instruction not to tender shares.

The quickest way to submit your instruction is by telephone or Internet. However, if you prefer to do so, you may submit written instructions by completing this form and mailing it promptly in the enclosed postage-prepaid envelope.

If you wish to change an instruction you may do so by issuing a new instruction by telephone or Internet. Issuing a new instruction will effectively revoke any prior instruction. No matter how many instructions you submit, only your latest instruction will be counted.

YOUR INSTRUCTION, HOWEVER SUBMITTED, MUST BE RECEIVED BY THE TABULATION AGENT NO LATER THAN 5:59 P.M., NEW YORK CITY TIME, DECEMBER 8, 2010 (OR, IN THE EVENT PURCHASER EXTENDS THE EXPIRATION DATE FOR THE OFFER, 5:59 P.M., NEW YORK CITY TIME ON THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO SUCH EXTENDED EXPIRATION DATE), OR YOUR SHARES WILL NOT BE TENDERED.

, 2010

Signature Please sign exactly as name appears hereon.	Date